SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1
_________________

COMCAST CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
OPTIONS TO PURCHASE CLASS A SPECIAL COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

NONE
(Cusip Number Of Class Of Securities)

_________________

Arthur R. Block, Esq.
Senior Vice President and General Counsel
Comcast Corporation
1500 Market Street
Philadelphia, Pennsylvania 19102-2148
Telephone: (215) 665-1700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
_________________

with a copy to:

Robert A. Friedel
Pepper Hamilton LLP
3000 Two Logan Square
Philadelphia, Pennsylvania 19103
Telephone: (215) 981-4000
_________________

CALCULATION OF FILING FEE
TRANSACTION VALUATION (1)	AMOUNT OF FILING FEE (2)
$128,119,169 (3)	$16,233
$2,773,793 (4)	$351

(1)

Calculated solely for the purposes of determining the filing fee. The aggregate value of all of the options which Comcast is offering to purchase was determined based on the pricing structure determined by Comcast for any of a range of anticipated average prices of Class A Common Stock or Class A Special Common Stock over a specific averaging period, such pricing structure for any given average price of either Class A Common Stock or Class A Special Common Stock generating a specific price for each option with the same exercise price per share and the same expiration date (as may be amended in accordance with the Stock Option Liquidity Program).

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $126.70 per million dollars of the value of the transaction.

(3)	This amount was calculated based on the assumed aggregate value of the options as reported in Comcast’s initial Schedule TO filing on October 8, 2004 (the “Original Schedule TO”).

(4)

This amount relates to additional options to purchase 524,395 shares of Comcast Class A Common Stock having an aggregate value of $2,773,793 as of October 25, 2004, which were not previously included on the Original Schedule TO. The aggregate value of these additional options was calculated using a per share value of $27.95, which was the average of the high and low per share price of Comcast’s Class A Common Stock as reported on the Nasdaq National Market on October 25, 2004.

[X]

CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: $147,817

Form or Registration No.: Form S-3

Filing Party: Comcast Corporation

Date Filed: September 21, 2004

[ ]	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
[X]	ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
[ ]	GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
[ ]	SCHEDULE 13D UNDER RULE 13D-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

        This Amendment No. 1 amends and supplements the Tender Offer Statement filed on Schedule TO filed with the Securities and Exchange Commission on October 8, 2004 (the “Original Schedule TO”) relating to Comcast Corporation’s Stock Option Liquidity Program. Except to the extent expressly set forth herein, this Amendment No. 1 does not modify the disclosure previously set forth in the Original Schedule TO, and should be read in conjunction with the Original Schedule TO:

Item 1. Summary Term Sheet.

        The first, second, third and fourth paragraphs appearing under the bullet point “We face risks arising from the outcome of various litigation matters, including litigation associated with, and indemnification obligations entered into in connection with, our acquisition of AT&T’s Broadband operations” on page 13 in the Summary Term Sheet section of the Notice to Eligible Optionees is hereby amended and restated in their entirety as follows:

        “At Home Corporation Litigation. Litigation has been filed against us as a result of our alleged conduct with respect to our investment in and distribution relationship with At Home Corporation. At Home was a provider of high-speed Internet services that filed for bankruptcy protection in September 2001. We deny any wrongdoing in connection with the claims that have been made directly against us, our subsidiaries and Brian L. Roberts, and intend to defend all of these claims vigorously. In our opinion, the final disposition of these claims is not expected to have a material adverse effect on our consolidated financial position, but could possibly be material to our consolidated results of operations of any one period. Further, no assurance can be given that any adverse outcome would not be material to our consolidated financial position.

        Under the terms of the Broadband acquisition, we are generally contractually liable for 50% of any liabilities of AT&T relating to At Home, including most liabilities resulting from any pending or threatened litigation, with the exception, among other things, of liabilities arising out of contracts between At Home and AT&T (or its affiliates) for the benefit of the businesses retained by AT&T following its divestiture of Broadband. In those situations that we are contractually liable for 50% of any liabilities, AT&T will be liable for the other 50% of these liabilities. We have arranged with AT&T to obtain additional information to assist with the evaluation of this potential liability. However, we have concluded that delays in obtaining such information indicate it cannot be used in allocating the Broadband purchase price. Accordingly, the allocation period is complete and any adjustment recorded in the future associated with these litigation contingencies will be included in results of operations in the period in which a liability, if any, is deemed probable and reasonably estimable. Such adjustment is not expected to have a material effect on our consolidated financial position, but could possibly be material to results of operations in the period in which it is determined.

        AT&T – Wireless and Common Stock Cases. We, in connection with our acquisition of Broadband, are potentially responsible for a portion of the liabilities arising from two purported securities class action lawsuits brought against AT&T and others and consolidated for pre-trial purposes in the United States District Court for the District of New Jersey. These lawsuits assert claims under Section 11, Section 12(a)(2) and Section 15 of the Securities Act of 1933, as amended, and Section10(b) and Section 20(a) of the Securities Exchange Act of 1934, as amended.

        The first lawsuit, for which our portion of any loss is up to 15%, alleges, among other things, that AT&T made material misstatements and omissions in the Registration Statement and Prospectus for the AT&T Wireless initial public offering (“Wireless Case”). In March 2004, the plaintiffs, and AT&T and the other defendants, each moved for summary judgment in the Wireless Case. We and AT&T believe that AT&T has meritorious defenses in the Wireless Case, and it is being vigorously defended.

        The second lawsuit, for which our portion of any loss is up to 50%, alleges, among other things, that AT&T knowingly provided false projections relating to AT&T common stock (“Common Stock Case”). In October 2004, the plaintiffs, and AT&T and the other defendants, agreed to settle the Common Stock case for $100 million, subject to final court approval. AT&T intends to seek reimbursement from its insurers for the entire $100 million. Final approval of the settlement is not expected until the second quarter of 2005.”

        In connection with the Broadband acquisition, we recorded an estimate of the fair value of the potential liability associated with these cases. We have not adjusted the amount recorded pending the final resolution of these cases.”

Item 4. Terms of the Transaction.

        (a) Material Terms

        The table illustrating the Net Payments (before applicable tax withholdings) at different Average Closing Prices if all of the Eligible Options were sold under the Stock Option Liquidity Program appearing under Section II.12 on page 26 of the Notice to Eligible Optionees is hereby amended and restated in its entirety as follows:

Hypothetical Average Closing Price	$20.00	$22.00	$24.00	$26.00	$28.00	$30.00	$32.00	$34.00	$36.00

Net Payment ($ millions)	$40.2	$54.5	$71.2	$90.7	$113.1	$138.5	$167.4	$200.3	$237.5

Item 7. Source and Amount of Funds or Other Consideration.

        (a) Source of Funds.

        See Item 4 above.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

COMCAST CORPORATION

By: /s/ William E. Dordelman

Name: William E. Dordelman Title: Vice President - Finance

Date: October 28, 2004